UNITED STATES
SECURITIES AND EXCHANGE COMMISSION
Washington, D.C. 20549

SCHEDULE 13D

Under the Securities Exchange Act of 1934 (Amendment No. __)

HYBRID COATING TECHNOLOGIES INC.
(Name of Issuer)

COMMON
(Title of Class of Securities)

44860A 104
(CUSIP Number)

Joseph Kristul, 950 John Daly blvd., Suite 260, Daly City, CA 94015 - (650) 491-3449
(Name, Address and Telephone Number of Person Authorized to Receive Notices and Communications)

September 10, 2014
(Date of Event which Requires Filing of this Statement)

If the filing person has previously filed a statement on Schedule 13G to report the acquisition that is the subject of this Schedule 13D, and is filing this schedule because of 240.13d -1(e), 240.13d -1(f) or 240.13d -1(g), check the following box [ ].

Note: Schedules filed in paper format shall include a signed original and five copies of the schedule, including all exhibits. See 240.13d -7(b) for other parties to whom copies are to be sent.

*The remainder of this cover page shall be filled out for a reporting person’s initial filing on this form with respect to the subject class of securities, and for any subsequent amendment containing information which would alter disclosures provided in a prior cover page.

The information required on the remainder of this cover page shall not be deemed to be “filed” for the purpose of Section 18 of the Securities Exchange Act of 1934 (“Act”) or otherwise subject to the liabilities of that section of the Act but shall be subject to all other provisions of the Act (however, see the Notes).

SCHEDULE 13D

CUSIP No. 44860A 104

1	NAMES OF REPORTING PERSONS I.R.S. IDENTIFICATION NOS. OF ABOVE PERSONS (ENTITIES ONLY) Nanotech Industries Inc.
2	CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP* (a) [ ] (b) [ ]
3	SEC USE ONLY
4	SOURCE OF FUNDS (See Instructions) OO
5	CHECK IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED PURSUANT TO ITEMS 2(D) OR 2(E) [ ]
6	CITIZENSHIP OR PLACE OF ORGANIZATION United States
NUMBER OF SHARES BENEFICIALLY OWNED BY EACH REPORTING PERSON WITH	7	SOLE VOTING POWER 8,113,116
	8	SHARED VOTING POWER 0
	9	SOLE DISPOSITIVE POWER 8,113,116
	10	SHARED DISPOSITIVE POWER 0
11	AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON 8,113,116
12	CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES CERTAIN SHARES (See Instructions) [ ]
13	PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11) 20.659%
14	TYPE OF REPORTING PERSON (See Instructions) CO

Item 1. Security and Issuer

The class of equity securities to which this Statement relates is shares of common stock, par value $0.001 per share (the "Common Stock"), of Hybrid Coating Technologies Inc., a Nevada Corporation (the "Company"). The address of the principal executive offices of Hybrid Coating Technologies Inc. is 950 John Daly blvd., Suite 260, Daly City, CA 94015.

Item 2. Identity and Background

(a)	NANOTECH INDUSTRIES INC.

(b)	950 John Daly blvd., Suite 260, Daly City, CA 94015,

(c)	Present Principal Occupation and Employment

The Reporting Company is a privately-held corporation.

(d)	The Reporting Company has not been convicted in any criminal proceeding (excluding traffic violations or similar misdemeanors) during the last five years.

(e)

The Reporting Company has not been a party to any civil proceeding of a judicial or administrative body of competent jurisdiction where, as a result of such proceeding, there was or is a judgment, decree or final order enjoining future violations of, or prohibiting or mandating activities subject to, federal or state securities laws or finding any violation with respect to such laws.

(f)	Citizenship – United States

Item 3. Source and Amount of Funds or Other Considerations

Item 4. Purpose of Transaction

Item 5. Interest in Securities of the Issuer

(a) Aggregate Beneficial Ownership:

The Reporting Person beneficially owns the following securities of the Company:

Title of Security	Amount	Percentage of Shares of Common Stock(1)
Common Stock	8,113,116	20.659%

Notes

(1) Based on 39,271,829 shares of common stock issued and outstanding as of the date of this report.

(b)	Power to Vote and Dispose of the Company Shares:

The Reporting Person has the sole power to vote or to direct the vote of the Shares held by it and has the sole power to dispose of or to direct the disposition of the Shares held by it.

(c)	Transactions Effected During the Past 60 Days:

None

(d)	Right of Others to Receive Dividends or Proceeds of Sale:

None

(e) Date Ceased to be the Beneficial Owner of More Than Five Percent:

Not Applicable

Item 6. Contracts, Arrangements, Understandings or Relationships with Respect to Securities of the Issuer

Pursuant to the terms of a Licensing Agreement and amendments thereto (as listed in Item 7 below) entered into between the Reporting Person and the Issuer’s wholly owned subsidiary, Nanotech Industries International Inc., the Reporting Person received an aggregate of 8,113,116 Shares of Common stock as consideration for certain exclusivity and licensing rights.

Item 7. Material to Be Filed as Exhibits

The following agreements relate to the acquisition by the Reporting Person of securities of the Company:

1.	Licensing Agreement dated July 12, 2010 by and among Nanotech Industries International Inc. and Nanotech Industries Inc. (1)

2.	Amendment to the Licensing Agreement dated March 17, 2014 by and among Nanotech Industries International Inc. and Nanotech Industries Inc. (2)

3.	Sixth Amendment to the Licensing Agreement dated April 9, 2014 by and among Nanotech Industries International Inc. and Nanotech Industries Inc. (3)

4.	Seventh Amendment to the Licensing Agreement dated May 6, 2014 by and among Nanotech Industries International Inc. and Nanotech Industries Inc. (4)

Note

(1) Previously filed as an exhibit to the Issuer’s Current Report on Form 8-K filed with the SEC on October 18, 2010.

(2) Previously filed as an exhibit to the Issuer’s Current Report on Form 8-K filed with the SEC on March 21, 2011.

(3) Previously filed as an exhibit to the Issuer’s Current Report on Form 8-K filed with the SEC on April 10, 2014.

(4) Previously filed as an exhibit to the Issuer’s Current Report on Form 8-K filed with the SEC on May 6, 2014.

Signature

After reasonable inquiry and to the best of my knowledge and belief, I certify that the information set forth in this statement is true, complete and correct.

October 1st, 2014
Dated

/s/ Joseph Kristul
Signature

Joseph Kristul, President
Name/Title

The original statement shall be signed by each person on whose behalf the statement is filed or his authorized representative. If the statement is signed on behalf of a person by his authorized representative (other than an executive officer or general partner of this filing person), evidence of the representative’s authority to sign on behalf of such person shall be filed with the statement, provided, however, that a power of attorney for this purpose which is already on file with the Commission may be incorporated by reference. The name and any title of each person who signs the statement shall be typed or printed beneath his signature.

Attention: Intentional misstatements or omissions of fact constitute Federal criminal violations (See 18 U.S.C. 1001).